

Mail Stop 3561

July 8, 2016

Richard B. Handler
Chief Executive Officer
Leucadia National Corporation
520 Madison Avenue
New York, NY 10022

      Re: **Leucadia National Corporation**
              Form 10-K for Fiscal Year Ended December 31, 2015
              Filed February 19, 2016
              File No. 001-05721

Dear Mr. Handler:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>General</u>

1. Please provide a detailed legal and factual analysis of whether the company is an "investment company" as defined in Section 3 of the Investment Company Act of 1940. We note that a high percentage of your assets are comprised of financial instruments owned, investments in managed funds, securities borrowed, and securities purchased under agreements to resell. We further note that there have been substantial changes to the company's business since we last asked the company for an analysis of its status under the Investment Company Act.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Dana Brown at 202-551-3859, Julie Griffith at 202-551-3267 or me at 202-551-3469 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure